Exhibit 99.1

Ayr Wellness Launches “12 Days of Giving” Initiative to Provide Support for Local Communities and Individuals and Families Impacted by Cannabis Prohibition

Leading a twelve-day initiative across its regional markets to give back to local communities. Program expected to generate over $175,000 of donations to Last Prisoner Project, Freedom Grow and local aid organizations

MIAMI, December 7, 2021- Ayr Wellness (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a vertically integrated U.S. multi-state cannabis operator (MSO) focused on being the most trusted producer of high-quality cannabis at scale, is unveiling “12 Days of Giving,” inspired by Ayr’s commitment to be a Force for Good and designed to give back to Ayr’s customers, communities, and employees, as well as individuals harmed by cannabis prohibition.

“As the cannabis industry continues to grow and solidify its place in American culture, brands have a responsibility to give back to their communities and assist those adversely affected by prohibition,” says Jon Sandelman, Founder, Chairman and CEO of Ayr Wellness. “Our ‘12 Days of Giving’ program benefits from our scale as an MSO by connecting our business and customers with organizations which directly support the unique needs of each of their communities.”

Beginning Monday, December 13th and concluding Friday, December 24th, the “12 Days of Giving” will support nonprofits with local ties, need, and impact across each of Ayr’s key regional markets (Arizona, Florida, Massachusetts, Nevada, New Jersey, Pennsylvania). Ayr invites its customers to bring in donations of coats, non-perishable food items and other winter necessities, with Ayr matching all donations and delivering them to local community aid organizations. For example, in Nevada, Ayr has teamed with local food bank Three Square to donate the equivalent of three meals for families in need with each purchase of an eighth of Ayr’s Kynd premium flower.

To kick off the program, Ayr is also making a $25,000 cash donation to Freedom Grow, an all-volunteer organization that works to provide emotional and tangible support to cannabis prisoners and their families, in support of their annual Holiday Christmas Drive. The donation will directly support families of incarcerated individuals to pay for food, gifts and other holiday and winter needs.

At a national level, Ayr will donate $1.12 from every transaction made over the twelve-day period to The Last Prisoner Project, a nonprofit organization dedicated to cannabis criminal justice reform. Through intervention, advocacy, and awareness campaigns, the Last Prisoner Project works to redress the past and continuing harms of inhumane and ineffective laws and policies brought about by America’s history of unjust policy of cannabis prohibition. The Company expects to generate ~$100,000 of donations for Last Prisoner Project.

Please visit https://ayrwellness.com/force-for-good/ for more information.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston
MATTIO Communications
T: (703) 926-9159
Email: ir@mattio.com
Email: IR@ayrwellness.com